UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-257685

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 14, 2021 (the “Closing Date”), SIGNA Sports United N.V. (f/k/a SIGNA Sports United B.V.), a Netherlands public limited liability company (the “Company” or “TopCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of June 10, 2021, as amended by Amendment No. 1, dated July 9, 2021, Amendment No. 2, dated October 15, 2021 and Amendment No. 3, dated December 3, 2021 (as amended, the “Business Combination Agreement”), by and among the Company, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), SIGNA Sports United GmbH, a German limited liability company (“SSU”), Olympics I Merger Sub, LLC, a Cayman Islands limited liability company (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

Yucaipa merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the merger, and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class A Shares”) and Class B ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class B Shares” and, together with the Yucaipa Class A Shares, the “Yucaipa Shares”) was exchanged for a claim for a corresponding equity security in Merger Sub, which was contributed as a contribution in kind to TopCo in exchange for one ordinary share of TopCo (such ordinary shares, the “TopCo Ordinary Shares”) (provided that the 8,565,000 Yucaipa Class B Shares held by Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (“Yucaipa Sponsor”) entitled Yucaipa Sponsor to a claim for equity security in Merger Sub, which upon contribution in kind to TopCo, was exchanged for 9,815,000 TopCo Ordinary Shares); each outstanding warrant to acquire ordinary shares of Yucaipa became a warrant to acquire an equal number of TopCo Ordinary Shares (collectively, the “TopCo-Yucaipa Business Combination”);

•

immediately thereafter, TopCo issued TopCo Ordinary Shares, deemed under the Business Combination Agreement to have an aggregate value of $2,462 million, to the shareholders of SSU’s capital stock immediately prior to the Closing in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) of SSU (such exchange, the “Exchange”);

•	immediately after giving effect to the Exchange, TopCo changed its legal form to a Dutch public limited liability company (naamloze vennotschap); and

•

SSU consummated the acquisition of Mapil Topco Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”, and such acquisition, the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (the “Wiggle SPA”), which was signed concurrently with the Business Combination Agreement, pursuant to which upon the closing of the Wiggle Acquisition, on the closing date, (i) TopCo paid, or caused to be paid, a consideration in cash to the sellers under the Wiggle SPA, (ii) TopCo issued a number of TopCo Ordinary Shares equivalent to the Wiggle Equity Consideration (based on a share price of $10.00 per share), and (iii) within ten “Business Days” (as such term is defined in the Wiggle SPA) following the post-closing lock-up period described in the Wiggle SPA, TopCo shall pay, or shall cause to be paid to the seller under the Wiggle SPA, the Wiggle Deferred Cash Consideration (as defined in the Wiggle SPA).

Upon the closing of the Business Combination, the Company became the direct parent of SSU, a sports ecommerce company comprised of a group of specialist sports webshops, which are powered by its sports commerce and technology platform.

Concurrently with the execution of the Business Combination Agreement, Ronald W. Burkle, Yucaipa and TopCo have entered into a subscription agreement (the “Ron Burkle Subscription Agreement”), pursuant to which, among other things, Mr. Burkle has agreed to subscribe for and purchase, and TopCo has agreed to issue and sell to Mr. Burkle, following the Merger, an aggregate of 5,000,000 TopCo Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $50,000,000 (the “Ron Burkle Investment”), on the terms and subject to the conditions set forth in the Ron Burkle Subscription Agreement and the applicable Dutch Deed of Issue. The Ron Burkle Investment closed concurrently with the Business Combination.

On June 10, 2021, concurrently with the execution of the Business Combination Agreement, Yucaipa and TopCo have also entered into subscription agreements (the “PIPE Subscription Agreements”) with certain third-party investors (each, a “PIPE Investor”). In addition, on October 7, 2021 and December 3, 2021, Yucaipa and TopCo entered into PIPE Subscription Agreements with certain new and current PIPE Investors. Pursuant to the PIPE Subscription Agreements, each PIPE Investor agreed to subscribe for and purchase, and TopCo agreed to issue and sell to such PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 39,700,000 TopCo Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $397,000,000, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement and the applicable Dutch Deed of Issue (the “PIPE Financing”). The PIPE Financing closed concurrently with the Business Combination.

The TopCo Ordinary Shares and the Public Warrants are trading on The New York Stock Exchange (“NYSE”) under the symbols “SSU” and “SSU WS”, respectively.

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, Amendment No. 1 to the Business Combination Agreement, Amendment No. 2 to the Business Combination Agreement and Amendment No. 3 to the Business Combination Agreement which are filed as Exhibits 2.1, 2.2, 2.3 and 2.4 respectively, to this Report on Form 6-K and are incorporated by reference herein.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, Signa Sports United GMBH, Signa Sports United B.V., Olympics I Merger Sub, LLC and Signa International Sports Holding GMBH (incorporated by reference to Annex A to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

2.2.	Amendment No. 1 to Business Combination Agreement, dated as of July 9, 2021 (incorporated by reference to Exhibit 2.1 to Form 8-K filed with the SEC on July 7, 2021)

2.3	Amendment No. 2 to Business Combination Agreement, dated as of October 15, 2021 (incorporated by reference to Annex A to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

2.4	Amendment No. 3 to Business Combination Agreement, dated as of December 3, 2021 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on December 6, 2021.)

99.1	Press release dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021

SIGNA SPORTS UNITED N.V.

By:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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